September 9, 2019

Jeff Epstein
Co-Chief Executive Officer
Apex Technology Acquisition Corp
533 Airport Blvd
Suite 400
Burlingame, CA 94010

       Re: Apex Technology Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 30, 2019
           File No. 333-233299

Dear Mr. Epstein:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Form S-1 filed on August 30, 2019

Exhibits

1. We note that Section 9.3 of your Warrant Agreement, filed as Exhibit 4.4, is to be governed by New York law. Please have counsel revise the legal opinion filed as Exhibit
       5.1 to include New York law, as it relates to the binding obligations of the company under the Warrant Agreement.
 Jeff Epstein
Apex Technology Acquisition Corp
September 9, 2019
Page 2


      Please contact Eric Envall at (202) 551-3234 or Pam Long, Assistant Director at (202)
551-3765 with any questions.



FirstName LastNameJeff Epstein                            Sincerely,
Comapany NameApex Technology Acquisition Corp
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Corporation Finance
September 9, 2019 Page 2                                  Office of Financial
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